Form 10-K, Exhibit 13
period 1996-12-31
SANDISK CORP
filed 1997-03-13
CIK 1000180

FRONT COVER

                           SanDisk 1996 Annual Report


              Advanced digital storage for data, audio and images


(with photographs of SanDisk's CompactFlash and FlashDisk products and various devices they are used in.)

INSIDE FRONT COVER

                               Corporate Profile

SanDisk Corporation designs, manufactures and markets industry-standard, solid-state data, image and audio storage products using proprietary high density flash memory and controller technologies. The Company's products are designed for a broad range of applications in the four markets targeted by the
Company: industrial, communications, highly portable computing and consumer electronics. The Company's products include removable FlashDisk cards, embedded FlashDrives and Chipsets, and removable CompactFlash products.

(bar graphs w/ the following data)

                             1994       1995        1996
                                  (in thousands)
Revenues                  $35,378    $62,839     $97,599

Working Capital           $20,971    $68,002     $77,029

Operating Income (Loss)   ($4,781)    $7,777     $12,474

Net Income (Loss)         ($4,287)    $9,065     $14,485

To Our Stockholders:

Fiscal 1996 was a very good year for SanDisk. The Company recorded its second consecutive profitable year in fiscal 1996 with net income of $14.5 million based on revenues of $97.6 million. This represented an increase of 55% over revenues of $62.8 million in the previous year. Product revenues grew 45% in fiscal 1996. Year over year unit shipments increased 126% and exceeded 500,000 units. Average selling prices declined 36%. Net income increased by 60%, due in large part to increased patent licenses and royalties. SanDisk ended 1996 with a superb balance sheet with $74.3 million in cash and short term investments and zero debt.

The Company made significant investments for the future during fiscal 1996. In July, SanDisk moved its corporate headquarters from Santa Clara to Sunnyvale, California, nearly doubling the square footage of its facilities to 104,000 square feet. This move allowed SanDisk to substantially expand its manufacturing facility and to move some production work in-house from off-site sub-contractors. We installed two surface mount technology lines and structured our manufacturing flow to allow us to respond rapidly to fluctuations in customer demand. The transition from products based on 16Mbit technology to products based on 32Mbit flash technology was also completed during 1996. Our outstanding work force grew during the year. Ninety five new employees joined SanDisk, bringing total headcount to 345.

We officially opened the SanDisk Design Center in Israel. Development work on new Flash storage products aimed primarily at the mobile communications market is taking place there. The first phase of this development is 50% funded by the BIRD Foundation, a bilateral U.S. / Israel non-profit agency.

SanDisk recognized the challenge of establishing CompactFlash as the de facto global standard for small form factor digital storage cards in the face of competing products. Throughout the year, SanDisk worked with many of the leading camera and imaging companies to facilitate the use of our FlashDisk and CompactFlash products in next generation digital cameras as a removable storage medium. Digital cameras which use CompactFlash to store digital images have been announced by Kodak, Canon, Panasonic, NEC, Konica and Samsung. More than a dozen other digital cameras employing CompactFlash are expected to be introduced in 1997. We are pleased with SanDisk's leadership positioning in the emerging digital film market.

The CompactFlash Association, initially established in 1995, saw its membership grow from twelve founding companies to 61 by year-end. SanDisk's CompactFlash has been designed into more than seventy new products including digital cameras, handheld PC's, audio recorders, network computers, medical monitors and other industrial products. These products are targeted for emerging markets and the timing for the introduction of these products is still uncertain. Market growth should begin once the industry infrastructure is in place, consumer awareness becomes more widespread and prices decline relative to where they presently are. This phase of market growth is expected to begin in 1997 and accelerate in 1998.

At the November `96 Comdex show, SanDisk demonstrated working samples of its Double Density Flash cards and the world's first 300Mbyte FlashDisk cards employing SanDisk's new 64Mbit Double Density Flash memory chip. Double Density Flash is crucial for achieving the aggressive cost reduction targets we believe to be a prerequisite for rapid market expansion over the next several years. Several of our competitors are actively developing Double Density Flash chips. SanDisk believes its integrated system approach and early start on the development of Double Density Flash give it the market lead. Double Density Flash technology is highly complex. The challenge for SanDisk is to successfully qualify the 64Mbit Double Density Flash chip and memory card products in the first half of 1997 so that volume sales can commence in the second half of the year. We have considerable engineering resources dedicated to accomplishing this task.

In December `96, SanDisk signed a flash patent cross-license agreement with Sharp Corporation and received the first payment for the license fee. In future quarters, SanDisk will receive royalty payments based on sales of Flash products. Patent licenses and royalties represented 8% of total revenues in 1996 compared to 2% in the previous year. The Sharp agreement is a further affirmation of the value of SanDisk's intellectual property assets.

The product revenue decline in the fourth quarter of 1996 was a disappointment. As we have stated for several quarters, bookings visibility has been declining. The current glut and rapidly declining average selling prices that have afflicted the DRAM, SRAM and Standard Flash markets, coupled with slower than expected growth in demand in our markets, has resulted in the Company having to rely on "turns" business for the majority of its quarterly product sales. Backlog at the end of 1996 was $5.8 million, the lowest it has been in the past two years.

SanDisk's top priority remains the relentless pursuit of lower cost Flash products, which we believe is the key to maintaining our leadership position in the rapidly developing markets we are addressing. Our plans for cost reductions in 1997 fall into five major areas: the technology transition from 0.5 micron to
0.35 micron Flash technology, the manufacturing transition from six inch wafers to eight inch wafers, the memory design transition from single density to Double Density Flash designs, the controller chip cost reduction and the continued automation of back-end card assembly and test operations conducted in-house. These activities should allow SanDisk to offer its customers products with higher capacities at lower costs.

We believe the adverse conditions of the fourth quarter of 1996 will continue during the first half of 1997 until the new markets addressed by the Company's products enter a more predictable growth phase and create increased demand and longer lead times. We also expect that increased sales of lower capacity cards, which have the lowest gross margins will result in significant pressure on overall margins during 1997. The Company continues to see a healthy pace of design-ins and quote activity. Despite the near term market difficulties, limited sales visibility and gross margin pressures, we are taking the longer term view of the very significant market opportunities developing ahead and will continue to invest heavily in advanced technology, new products, manufacturing excellence, global sales channels and implementing the requisite infrastructure to support the anticipated growth in the years ahead. SanDisk continues to enjoy strong support from Matsushita, NEC, LG Semicon and Motorola, its manufacturing partners. The relationship with Seagate, our largest shareholder, is excellent.

We appreciate your support of our strategy as we move forward to 1997.



/s/ Eli Harari

Eli Harari
President and Chief Executive Officer

INSIDE BACK COVER

                             CORPORATE INFORMATION

  At December 31, 1996, there were 345 people employed at SanDisk Corporation.

                          REGISTRAR AND TRANSFER AGENT
                Harris Trust and Savings Bank, Chicago, Illinois

                          INDEPENDENT PUBLIC AUDITORS
                    Ernst & Young LLP, San Jose, California

                        INVESTOR / SHAREHOLDER RELATIONS
                    Cindy Burgdorf, Chief Financial Officer,
               Senior Vice President, Finance and Administration

                     Sharon, Spehar, Shareholder Relations

                                 LEGAL COUNSEL
             Brobeck, Phleger & Harrison LLP, Palo Alto, California

                               BOARD OF DIRECTORS
      William V. Campell(2), Intuit, President and Chief Executive Officer

Irwin Federman(1), Chairman of the Board, U.S. Venture Partners, General Partner

     Eli Harari, SanDisk Corporation, President and Chief Executive Officer

                      Catherine P. Lego(1), Lego Ventures

              Dr. James D. Meindl, Georgia Institute of Technology

               Joseph D. Rizzi, Matrix Partners, General Partner

        Alan F. Shugart(2), Seagate Technology, Chief Executive Officer

                              (1) Audit Committee
                           (2) Compensation Committee

                               EXECUTIVE OFFICERS
        Daniel Auclair, Senior Vice President, Operations and Technology

                    Cindy Burgdorf, Chief Financial Officer,
               Senior Vice President, Finance and Administration

             Dr. Eli Harari, President and Chief Executive Officer

               Marianne Jackson, Vice President, Human Resources

            Leon Malmed, Senior Vice President, Marketing and Sales

OUTSIDE BACK COVER
                              WORLDWIDE LOCATIONS

                                    SANDISK
                             CORPORATE HEADQUARTERS
                               140 Caspian court
                            Sunnyvale, CA 94089-9820
                              Phone: 408-542-0500
                               Fax: 408-542-0503
                             http://www.sandisk.com

                             SANDISK SALES OFFICES

                          Western Region USA + Canada
                               140 Caspian court
                            Sunnyvale, CA 94089-9820
                              Phone: 408-542-0573
                               Fax: 408-542-0403

                          Central Region USA + Canada
                              4900 Blazer Parkway
                                Dublin, OH 43017
                              Phone: 614-760-3700
                               Fax: 614-760-3701

                          Eastern Region USA + Canada
                         620 Herndon Parkway, Suite 200
                               Herndon, VA 22070
                              Phone: 703-481-9828
                               Fax: 703-437-9215

                              Southern Region USA
                         101 Southhall Lane, Suite 400
                               Maitland, FL 32751
                              Phone: 407-667-4880
                               Fax: 407-667-4834

                             European Sales Office
                                  SanDisk GmbH
                               Karlsruher Str. 2C
                           D-30519 Hannover, Germany
                             Phone: 49-511-8759185
                              Fax: 49-511-8759187

                               Japan Sales Office
                              SanDisk K.K., Japan
                             SanDisk, Ltd. (Japan)
                               5F Nisso Bldg. 11
                         2-3-4 Shin-Yokohama, Kohoku-ku
                                  Yokohama 222
                             Phone: 81-45-474-0181
                              Fax: 81-45-474-0371

                        Asia / Pacific Rim Sales Office
                        Flat B, 3/F, Harrison Court (V)
                                 8 Man Wan Road
                             Waterloo Hill, Kowloon
                                   Hong Kong
                              Phone: 852-2712-0501
                               Fax: 852-2712-9385

                                 SanDisk (logo)
        SanDisk and  CompactFlash  are  trademarks of SanDisk  Corporation.  All other trademarks are property of their respective owners.
                      Copyright 1997 SanDisk Corporation.