Form 10-K405, Exhibit 13
period 1997-12-31
SANDISK CORP
filed 1998-03-23
CIK 1000180

FRONT COVER

                           SanDisk 1997 Annual Report


                         More Memory. More Possibilities.


(with photographs of SanDisk's CompactFlash, MultiMediaCard and FlashDisk products and various devices they are used in.)

INSIDE FRONT COVER

                               Corporate Profile

SanDisk Corporation designs, manufactures and markets flash memory data storage products used in wide variety of electronic systems. The Company has optimized its flash memory storage solution, known as "system flash", to address the needs of many emerging applications in the consumer electronics and industrial/communications markets. The Company believes its core technical competencies are in high-density flash memory process and design, controller design, system-level integration, compact packaging and low-cost system test. The Company's products include removable CompactFlash and FlashDisk memory cards, MultiMediaCard and embedded FlashDrive and Flash ChipSet products. SanDisk has successfully applied its technology to the rapidly growing markets for digital cameras and other consumer electronics devices such as mobile phones and handheld PCs.

(bar graphs w/ the following data)

                             1994       1995        1996        1997
                                  (in thousands)
Revenues                  $35,378    $62,839     $97,599    $125,253

Working Capital           $20,971    $68,002     $77,029    $134,298

Operating Income (Loss)   ($4,781)    $7,777     $12,474    $ 19,680

Net Income (Loss)         ($4,287)    $9,065     $14,485    $ 19,839

To Our Stockholders:

Fiscal 1997 was another good year for SanDisk. The Company recorded its third consecutive profitable year with net income of $19.8 million and revenues of $125.3 million. This represented an increase of 28% over revenues of $97.6 million in the previous year. Product revenues grew 18% in fiscal 1997. Year over year unit shipments increased 146%, exceeding 1.4 million units. Average selling prices declined 51% due in part to a mix shift to lower capacity CompactFlash cards. Net income increased by 37%, due in large part to increased patent licenses and royalties. SanDisk ended 1997 with a strong balance sheet with $134.9 million in cash and short term investments, and no debt.

CompactFlash emerged as the de facto global standard for small form factor digital storage cards in the face of competing products during 1997. CompactFlash has been designed into more than 140 products, including digital cameras, hand held computers, audio recorders and medical monitors. SanDisk worked with many of the leading camera and imaging companies to facilitate the use of our CompactFlash products in next generation digital cameras as a removable storage medium. There are currently more than two dozen digital cameras offered by companies such as Kodak, Canon, Casio, Panasonic, NEC, Konica, Polaroid, Epson, Vivitar, Umax, Nikon and Hewlett Packard that employ CompactFlash to store digital images.

The demand for higher capacity CompactFlash cards was fueled by the rapid growth of the digital camera after-market. Consumers are showing a preference for digital cameras having higher resolution at a given price point. These higher resolution cameras require increased storage capacities, driving the market to higher capacity CompactFlash cards. New higher resolution digital camera models are expected to be introduced in 1998. We are very pleased with SanDisk's leadership position in the emerging digital film market. Additionally, our CompactFlash cards have been designed into the majority of PDA's (personal digital assistants) including the H.P. 320LX and Psion Series 5. Microsoft's Palm PC and Auto PC reference designs which employ the Windows CE operating system specify CompactFlash as the removable Flash memory card.

SanDisk demonstrated its ability to move into volume production during the year while maintaining product quality and good product margins. Over one million CompactFlash units were shipped during 1997 representing approximately 49% of product revenues and an increase of 400% over 1996 CompactFlash revenues. SanDisk also announced the signing of key retail distribution agreements with major consumer electronics and office product chains to sell CompactFlash under the SanDisk brand name. CompUSA, Circuit City, Office Depot, Staples, Computer City, Best Buy, Micro Center and Fry's Electronics, as well as Ritz Camera, Wolf Camera and Kits Camera chains, now all carry SanDisk labeled CompactFlash storage cards. These agreements give SanDisk a high-profile presence in retail outlets throughout the United States and Canada, and are evidence of our intent to expand the retail portion of our business in the future. In the third and fourth quarters of 1997, sales to the retail channel represented approximately 15% of product revenue. We are pleased with the growth in retail sales during the year.

During 1997, SanDisk concluded additional flash patent cross-licensing agreements with Hitachi, Toshiba and Samsung, bringing the total of such patent license agreements to five. These cross-licensing agreements further confirm the strength and depth of our patent portfolio in Flash memory cards and flash data storage systems. The license fees and royalties flowing from these agreements have allowed SanDisk to fund accelerated product and technology development, in addition to improving our overall gross margins.

In July, SanDisk announced plans to invest in United Silicon, Inc. (USIC), a semiconductor facility headed by United Microelectronics Corporation (UMC) in Taiwan. The USIC investment amount totaled $40.3 million and was paid in full during the third quarter. This transaction gives SanDisk a 10% equity stake in USIC with guaranteed access to 12.5% of the wafer output from this $1 billion new fab designed to process eight inch wafers at the leading edge technology of
0.35 and 0.25 micron process geometries. With the addition of the USIC facility to SanDisk's existing foundry supply arrangements, SanDisk should have access to sufficient advanced wafer production capacity to meet the Company's anticipated needs for the next several years.

In early November, SanDisk and Siemens made a major new product announcement, introducing the MultiMediaCard (MMC), which is the world's smallest solid state flash storage device. We expect the MMC will emerge as the portable storage de facto standard for mobile phones, advanced pagers and other consumer electronics hand held products. The MMC product announcement is a furthering of SanDisk's overall strategy to establish and provide products that become industry standards, are targeted to mass markets and are supported by the major industry players. MMC has received the support and endorsement of leading telecommunication companies including Ericsson, Motorola, Nokia, QUALCOM and Siemens Private Communication Systems. First customer shipments of MMC are projected for mid-1998, but revenues attributable to MMC are not expected to be material before fiscal year 1999.

We successfully completed a secondary offering of common stock in late November which provided SanDisk with approximately $79.4 million of additional capital to help fund anticipated future growth.

SanDisk's primary challenge in 1998 is to continue to aggressively pursue cost reductions and rapid introductions of new technology and exciting products. The manufacturing transition from six inch to eight inch wafers and from 0.50 micron to 0.35 micron Flash memory technology, which began in the second half of 1997 is expected to be completed in the first half of 1998. Delays in introducing the first generation 64 megabit Double Density (D2) technology resulted in disappointing revenues from this design in 1997. We have now shifted our efforts to the second generation 80 megabit D2, which is expected to begin customer shipments at mid-year 1998. We believe these activities are important to maintaining our leadership position in the rapidly developing markets we are addressing and we have considerable engineering resources dedicated to accomplishing this task.

As expected, the Company entered 1998 with limited bookings visibility, particularly in Japan. Despite ongoing weakness in the Japanese market and considerable pricing pressures from Asian competitors, we are experiencing strong design-in activity for our CompactFlash, ChipSets and MultiMediaCard products in numerous consumer, industrial and communications applications. We expect business to pick up as exciting new models of digital cameras and other consumer hand held devices currently under development hit the market.

The current uncertainty in Asia does not alter our view of SanDisk's strong business fundamentals. SanDisk's market leading products, strong OEM relationships, low cost flash technology, high volume economies of scale, continued royalty income flow and extremely strong balance sheet, position us well in our emerging mass markets. The pace of innovation in consumer electronics and mobile communications is fast and furious, and many of these new appliances are enabled by SanDisk's storage solutions. We are highly focused on accelerating development of our next generation Flash technology, reducing manufacturing costs, expanding global sales channels and implementing the requisite infrastructure to support the introduction of exciting new storage products to sustain our long term growth. We continue to enjoy good strategic relationships with our corporate partners, and with Seagate, our largest shareholder. As a result, we remain optimistic about the opportunities ahead.

We appreciate your continued support of our strategy as we move forward to 1998.

/s/ Eli Harari

Eli Harari
President and Chief Executive Officer

INSIDE BACK COVER

                             CORPORATE INFORMATION

  At December 31, 1997, there were 573 people employed at SanDisk Corporation.

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

               Joseph D. Rizzi(1), Matrix Partners, General Partner

        Alan F. Shugart(2), Seagate Technology, Chief Executive Officer

                              (1) Audit Committee
                           (2) Compensation Committee

                               EXECUTIVE OFFICERS
        Daniel Auclair, Senior Vice President, Business Development and
                             Intellectual Property

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

               Marianne Jackson, Vice President, Human Resources

            Leon Malmed, Senior Vice President, Marketing and Sales

OUTSIDE BACK COVER
                              WORLDWIDE LOCATIONS

                                    SANDISK
                             CORPORATE HEADQUARTERS
                               140 Caspian court
                            Sunnyvale, CA 94089-9820
                              Phone: 408-542-0500
                               Fax: 408-542-0503
                             http://www.sandisk.com

                             SANDISK SALES OFFICES

                            Northwestern Region USA
                               140 Caspian Court
                              Sunnyvale, CA 94089
                              Phone: 408-542-0500
                               Fax: 408-542-0403

                               Western Region USA
                           8 Corporate Park, Suite 300
                                Irvine, CA 92606
                              Phone: 714-442-8370
                               Fax: 714-442-8371

                               Central Region USA
                              4900 Blazer Parkway
                                Dublin, OH 43017
                              Phone: 614-760-3700
                               Fax: 614-760-3701

                              New England & Canada
                               175 North Main St.
                               Branford, CT 06405
                              Phone: 203-483-4390
                               Fax: 203-483-4399

                             Mid-Atlantic Region USA
                         620 Herndon Parkway, Suite 200
                               Herndon, VA 22070
                              Phone: 703-481-9828
                               Fax: 703-437-9215

                   Southern Region USA, Latin & South America
                         101 Southhall Lane, Suite 400
                               Maitland, FL 32751
                              Phone: 407-667-4880
                               Fax: 407-667-4834

                             European Sales Office
                                  SanDisk GmbH
                               Karlsruher Str. 2C
                           D-30519 Hannover, Germany
                             Phone: 49-511-8759185
                              Fax: 49-511-8759187

                               Japan Sales Office
                               SanDisk Ltd., Japan
                                8F Nisso Bldg. 15
                        2-17-19 Shin-Yokohama, Kohoku-ku
                                Yokohama 222-0033
                              Phone: 81-45-474-0181
                               Fax: 81-45-474-0371

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