Form 10-K405, Exhibit 13
period 1998-12-31
SANDISK CORP
filed 1999-03-26
CIK 1000180

Mission Statement

To be the Global Leader in Flash Data Storage

Corporate Profile

SanDisk Corporation designs, manufactures and markets flash memory products that store data, digital images and digital audio in a rapidly growing number of consumer electronics, telecommunications and electronic commerce applications. These flash memory products include removable CompactFlash(TM), MultiMediaCards, FlashDisk PC cards and embedded FlashDrive and Flash ChipSet devices. Today, CompactFlash cards serve as the digital film in more than 70 ditigal cameras and are replacing tape in digital audio recorders. CompactFlash and MultiMediaCards store data in moblie phones and numerous handheld PCs. SanDisk FlashDrives are replacing magnetic disk drives in industrial and telecommunications applications, while Flash ChipSets store data across a wide range of electronic systems. SanDisk's market leadership position is based on its ability to consitently produce state-of-art, low cost, highly reliable flash technology, based on its leading edge memory and conroller designs and advanced system-level integration, packaginig and low-cost system test.

Corporate Milestones

-     Flash memory megabytes shipped increased 124% compared to 1997.

- SanDisk expanded the number of retail outlets carrying its products. More than 7,000 stores now carry SanDisk brand products in the United States, Japan and Europe.

- SanDisk began volume production of flash wafers with its foundry partners, USIC and USC in Taiwan.

- SanDisk introduced high capacity CompactFlash cards (96 megabytes in the Type I form factor) and the world's first flash memory card in the new CompactFlash Type II form factor (160 megabytes).

- SanDisk introduced ImageMate CompactFlash readers (parallel port and USB) for quick and easy transport of images from digital cameras to PCs and printers.

- Canon and Lexmark introduced the world's first printers that directly use CompactFlash cards.

- The MultiMediaCard Association was founded by SanDisk and 13 other companies. Membership grew to 40 in 1998.

- Nokia introduced the world's first mobile smart phone that uses the MultiMediaCard.

- Pontis introduced the world's first MultiMediaCard based portable MP3 music player.

-     SanDisk introduced and shipped the first 2.5" and 3.5" FlashDrives.

-     SanDisk introduced its 256Mbit (32 megabyte) Flash ChipSet.

Financial Highlights

(bar graphs w/ the following data)

                             1994       1995        1996        1997       1998
                                  (in thousands)
Revenues                  $35,378    $62,839     $97,599    $125,253   $135,761

Working Capital           $20,971    $68,002     $77,029    $134,298   $138,471

Operating Income (Loss)   ($4,781)    $7,777     $12,474    $ 19,680   $ 12,810

Net Income (Loss)         ($4,287)    $9,065     $14,485    $ 19,839   $ 11,836

To Our Stockholders:

      Fiscal 1998 can be characterized as a year of growth and increased competition. During the year, SanDisk experienced tremendous growth in the number of megabytes shipped. In addition, markets for our CompactFlash and MultiMediaCard products expanded with numerous design wins and the introduction of new and exciting products that utilize our flash solutions to store data, audio or images. Product revenues were down slightly from the previous year due to intense competition and rapidly declining average selling prices. Despite these market conditions, the severe recession in Japan and the Far East, and lower than anticipated product gross margins, SanDisk made great strides and is coming out of 1998 a stronger player and market leader.

      In 1998, SanDisk recorded its fourth consecutive year of profitability, with total revenues of $135.8 million and profits of $11.8 million. In the second half of 1998, and in particular in Q498, we began to see a significant improvement in our business, and our investment in the digital film market began to pay off. During the year, SanDisk shipped 25 million megabytes of flash memory, more than double the amount shipped in the previous year.

      In fiscal 1998, SanDisk strengthened its market leadership position and established important beachheads in new and exciting markets. SanDisk's biggest marketing and sales success in 1998 was establishing a strong presence in the retail channel under the SanDisk brand name. In less than 18 months, we went from zero stores to more than 7,000 stores worldwide selling SanDisk branded cards. Very importantly, we did so without alienating our major OEM customers or existing distribution channels. We were helped by SanDisk's reputation for quality, on-time volume delivery and product breadth. We were also able to capitalize on our standing as the inventor of CompactFlash.

      Another crucial marketing achievement for SanDisk was our success in establishing CompactFlash as the standard film media for digital cameras. During the year, we saw many new camera models introduced using CompactFlash as the digital film. At year-end, we had 62 cameras and more than 130 total announced design wins for CompactFlash, and the momentum is building for CompactFlash in numerous new applications.

      Our MultiMediaCard, jointly developed with Siemens, blossomed in 1998 into a real product family, and has been adopted by Nokia, Ericsson, Motorola, QualComm and others as the standard storage card for future digital smart phones.

      Numerous new applications have emerged for the MultiMediaCard, which we believe will accelerate its adoption as a high volume consumer product. One such application is the emerging digital audio market including Internet MP3 music, which we feel will spawn a host of new digital portable music players with our MultiMediaCard as the music recording media. Although this market currently has copyright protection issues, most market observers believe that these will be resolved to the satisfaction of the content providers because this new market is beginning to catch on with Internet users. MP3 or AAC compression requires approximately 60MB to store the content of a 1 hour CD, and this requirement plays to SanDisk's strength in low cost, small form factor, high capacity flash storage products. We are working closely with several of the market leaders and our goal is to become a leading player in this exciting new opportunity for flash storage.

      The new wave of digital camcorders provides another potentially large market for our MultiMediaCard and CompactFlash cards. These digital camcorders allow users to capture digital still images on a low capacity flash card. Panasonic and JVC are expected to start volume production of the first of these new camcorder models in the first half of 1999.

      Another important market segment for SanDisk is telecommunications and network infrastructure, served by companies such as Lucent, Cisco and Nortel. During 1998, our efforts in this market began to pay off with a number of important design wins. These customers have determined that one of the least reliable components in their remote environment is the mechanical disk drive. With the rapid decline in our flash memory cost, SanDisk is now able to offer a cost effective, highly reliable, solid state plug and play replacement that meets the price threshold of these customers. We believe this business plays to our strengths in high capacity, highly reliable flash storage, and should provide growth opportunities in the years ahead.

      In Operations and Technology, the most important accomplishment for SanDisk in 1998 was transferring our flash technology and establishing volume production at both United Semiconductor Corporation and United Silicon Incorporated, our foundry partners in Taiwan. This move allowed us to quickly transition from 32Mbit to 64Mbit technologies for all SanDisk products, and to establish a highly competitive manufacturing source. We also made excellent progress in developing the 128Mbit and 256Mbit flash designs, which will become critically important to leadership products and lower flash costs in 1999 and 2000 respectively. Operations reduced inventories by 43% from the prior year while improving deliveries to customer requests on significantly higher volumes. Our highest priority during 1999 will be making SanDisk the industry's highest volume, most customer responsive flash card supplier.

      Competition is expected to remain fierce as growth in our target markets attracts large technology investments from competitors. The key to retaining our market leadership position is continued execution of our advanced technology development roadmap and continued excellence in high volume manufacturing of our flash storage products.

      As we look forward to 1999, we are optimistic that new products based on the 128Mbit and 256Mbit flash will spur growth in product revenues and improved gross margins. Growth will come from an ever more pervasive customer base in all our major markets. According to major independent market reports, SanDisk has several major mega market opportunities ahead of it in 1999 and beyond. These new markets are beginning to respond elastically to the much more favorable pricing for flash cards established over the past several quarters.

      I believe SanDisk is well positioned to be the global leader for flash data storage as our target markets enter an accelerated growth phase on their way to becoming mega markets.

We appreciate your continued support of our strategy.



/s/ Eli Harari
Eli Harari
President and Chief Executive Officer

    SanDisk Sales Offices


    SanDisk Corporate Headquarters
    140 Caspian Court
    Sunnyvale, CA  94089
    Tel: 408-542-0500
    Fax: 408-542-0503
    http://www.sandisk.com

    SanDisk Sales Offices

    Northwestern Region USA
    140 Caspian Court
    Sunnyvale, CA  94089
    Tel: 408-542-0730
    Fax:  408-542-0403

    Western Region
    8 Corporate Park, Suite 300
    Irvine, CA  92606
    Tel:     949-442-8370
    Fax:     949-442-8371

    Central Region
    One MetroPlace
    MetroPlace South, Suite 100
    Dublin, OH  43017
    Tel:     614-760-3700
    Fax:     614-760-3701

    Mid-Atlantic Region
    620 Herndon Pkwy, Ste. 200
    Herndon, VA 22070
    Tel:     703-481-9828
    Fax:     703-437-9215


    New England & Canada
    175 N. Main Street
    Branford, CT  06405
    Tel:    203-483-4390
    Fax:   203-483-4399

    Southern & Latin America
    101 Southhall Ln, Suite 400
    Maitland, FL 32751
    Tel:     407-667-4880
    Fax:     407-667-4834

    European Sales
    Karlsruher Str. 2C
    D-30519 Hannover
    Germany
    Tel:  49-511-875-9185
    Fax: 49-511-875-9187

    4, rue de l'abreuvoir
    92415 Courbevoie Cedex
    France
    Tel:  33-1-4717-6510
    Fax:  33-1-4717-6531

    Japan
    8F Nisso Bldg. 15
    2-17-19 Shin-Yokohama
    Kohoku-ku
    Yokohama 222-0033
    Japan
    Tel:     81-45-474-0181
    Fax:     81-45-474-0371


    Asia/Pacific Rim
    89 Queensway, Lippo Center
    Tower II, Suite 2207-9
    Admiralty
    Hong Kong
    Tel:     852-2712-0501
    Fax:     852-2712-9385



    US Retail Sales

    21842 Las Nubes Dr.
    Prabuco Canyon, CA  92679
    Tel:       949-589-8351
    Fax:      949-589-8364

    32555 Mills Rd.
    Avon, OH  44011
    Tel:       440-327-0490
    Fax:      440-327-0295

    European Retail Sales
    9 Prinsengracht
    1015 DF Amsterdam
    The Netherlands
    Tel:  31-20-4289740
    Fax:  31-20-4289743

    Japan Retail Sales
    Umeda-Shinmichi Bldg. 10F
    1-1-5 Dojima, Kita-ku, Osaka  530-0003
    Tel: 81-6-6343-6480
    Fax: 81-6-6343-6481

CORPORATE INFORMATION


REGISTRAR AND TRANSFER AGENT
Harris Trust and Savings Bank, Chicago, Illinois


INDEPENDENT PUBLIC AUDITORS
Ernst & Young LLP, San Jose, California


INVESTOR/SHAREHOLDER RELATIONS
Cindy Burgdorf, Chief Financial Officer,
Senior Vice President, Finance and Administration
Sharon Spehar, Shareholder Relations


LEGAL COUNSEL
Brobeck, Phleger & Harrison LLP, Palo Alto, California


BOARD OF DIRECTORS
William V. Campbell(2)
Intuit, President and Chief Executive Officer

Irwin Federman(1)
Chairman of the Board, U.S. Venture Partners, General Partner

Dr. Eli Harari
SanDisk Corporation, President and Chief Executive Officer

Catherine P. Lego(1)
Lego Ventures

Dr. James D. Meindl
Georgia Institute of Technology

Thomas F. Mulvaney(1)
Seagate Technology, Senior Vice President, General Counsel and Secretary

Alan F. Shugart(2)
Al Shugart International, President and Chief Executive Officer

(1)Audit Committee
(2)Compensation Committee


EXECUTIVE OFFICERS
Daniel Auclair
Senior Vice President, Business Development and Intellectual Property

Cindy Burgdorf
Chief Financial Officer,
Senior Vice President,
Finance and Administration and Secretary

Dr. Eli Harari, President
and Chief Executive Officer

Ralph Hudson
Senior Vice President, Operations

Leon Malmed
Senior Vice President, Marketing and Sales

Jocelyn Scarborough
Vice President, Human Resources